Filed by Valens Semiconductor Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PTK Acquisition Corp.

Commission File No. 001-39377

Date: September 21, 2021

Valens to Present at the Evercore ISI Autotech & AI Forum

HOD HASHARON, Israel, September 21, 2021 /PRNewswire/ — Valens, a premier provider of high-speed connectivity solutions for the audio-video and automotive markets, today announced that it will be presenting at the Evercore ISI Autotech & AI Forum on Wednesday, September 22, at 10:15 a.m. EDT.

Participating in the virtual fireside chat will be Valens’ CEO Gideon Ben-Zvi, Valens’ CFO Dror Heldenberg and PTK Acquisition Corp.’s (NYSE: PTK) CEO Peter Kuo. The live webcast of the presentation can be accessed in the Investors section of Valens’ website at https://www.valens.com/investors or at https://wsw.com/webcast/evercore20/vals/2370942.

In May, Valens entered into a definitive merger agreement with PTK Acquisition Corp. (NYSE: PTK) (“PTK”), a special purpose acquisition company, that would result in Valens being listed on the New York Stock Exchange under the symbol “VLN” following the close of the transaction. The transaction is expected to close in the fall of 2021 and is subject to customary closing conditions, including a registration statement being declared effective by the Securities and Exchange Commission (“SEC”).

About Valens
Valens is a leading provider of semiconductor products, pushing the boundaries of connectivity by enabling long-reach, high-speed video and data transmission for the audio-video and automotive industries. Valens’ Emmy® award-winning HDBaseT technology is the leading standard in the professional audio-video market with tens of millions of Valens’ chipsets integrated into thousands of HDBaseT-enabled products. Valens Automotive is a key enabler of the evolution of autonomous driving, providing chipsets that are on the road in vehicles around the world. The underlying technology has been selected to become the basis for MIPI A-PHY, the global standard for automotive connectivity. Founded in 2006, Valens is based in Hod Hasharon, Israel, with offices in the US, Europe and Asia. For more information: www.valens.com.

About PTK Acquisition Corp.
PTK Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. With extensive operational and investment experience in the hardware and semiconductor industries, the PTK management team leverages global market relationships to tap into synergies across the electronics and automotive value chain. PTK Acquisition Corp. targets companies that focus on the most innovative subsectors within corporate and institutional information technology, hardware and software systems, and markets for the consumer-oriented gaming and digital entertainment. For more information: www.ptktech.com.

Important Information and Where to Find It
The proposed business combination will be submitted to shareholders of PTK for their consideration. Valens has filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC which includes preliminary and definitive proxy statements to be distributed to PTK’s shareholders in connection with PTK’s solicitation for proxies for the vote by PTK’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to PTK’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, PTK will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. PTK’s shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with PTK’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about PTK, Valens and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by PTK, without charge, at the SEC’s website located at www.sec.gov or by directing a request to PTK Acquisition Corp., 4601 Wilshire, Boulevard, Suite 240, Los Angeles, California 90010.

Participants in the Solicitation
PTK, Valens and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from PTK’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of PTK’s shareholders in connection with the proposed business combination is set forth in PTK’s proxy statement / prospectus filed with the SEC. You can find more information about PTK’s directors and executive officers in PTK’s 10-K filed with the SEC on April 1, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement / prospectus. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the anticipated transaction and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens’

and PTK’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens and PTK. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of PTK or Valens is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Valens; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; Valens’ ability to manage future growth; Valens’ ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to them; the effects of competition on Valens’ future business; the amount of redemption requests made by PTK’s public shareholders; the ability of PTK or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; the effects of health epidemics, such as the recent global COVID-19 pandemic, have had and could in the future have on Valens’ revenue, its employees and results of operations; the cyclicality of the semiconductor industry; Valens’ ability to adjust its supply chain volume due to changing market conditions or failure to estimate its customers’ demand, including during any downturn in the automotive or audio-video markets; disruptions in relationships with any one of Valens’ key customers; difficulty selling products if customers do not design Valens products into their product offerings; Valens’ dependence on winning selection processes and ability to generate timely or sufficient net sales or margins from those wins; political conditions in Israel; and those factors discussed in PTK’s 10-K filed with the SEC on April 1, 2021 under the heading “Risk Factors,” and other documents of PTK filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Valens nor PTK presently know or that Valens and PTK currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ and PTK’s expectations, plans or forecasts of future events and views as of the date of this press release. Valens and PTK anticipate that subsequent events and developments will cause Valens’ and PTK’s assessments to change. However, while Valens and PTK may elect to update these forward-looking statements at some point in the future, Valens and PTK specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ and PTK’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Valens Investor Contacts:

Matthew Keating, CFA

Financial Profiles, Inc.

US: +1 310-622-8230

ValensIR@finprofiles.com

Larry Clark, CFA

Financial Profiles, Inc.

U.S.: +1 310-622-8223

ValensIR@finprofiles.com

Julie Kegley

Financial Profiles, Inc.

U.S.: +1 310-622-8246

ValensIR@finprofiles.com

Source: Valens Semiconductor